Exhibit 99.1

Ceapro Receives Final Court Approval for Merger with Aeterna Zentaris

TORONTO and EDMONTON, March 28, 2024 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna”) and Ceapro Inc. (TSX-V: CZO; OTCQX: CRPOF) (“Ceapro”) are pleased to announce that the Court of King’s Bench of Alberta has issued a final order approving the arrangement described in the previously announced definitive agreement to combine the operations of Ceapro and Aeterna in an all-stock merger of equals transaction (the “Transaction”).

The parties anticipate completing the Transaction in the second quarter of 2024, subject to obtaining all required approvals and satisfying all required conditions.

Further disclosure on the Transaction can be found in the respective management information circulars filed by Aeterna and Ceapro which are available under each company’s profile on SEDAR+ at www.sedarplus.ca or, as regards Aeterna, on EDGAR at www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. Aeterna’s lead product, macimorelin (Macrilen; Ghryvelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Aeterna is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna is also dedicated to the development of its therapeutic assets and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). For more information, please visit www.zentaris.com and connect with Aeterna on LinkedIn and Facebook.

About Ceapro Inc.

Ceapro is a Canadian biotechnology company involved in the development of proprietary extraction technology and the application of this technology to the production of extracts and active ingredients from oats and other renewable plant resources.

Ceapro adds further value to its extracts by supporting their use in cosmeceutical, nutraceutical and therapeutics products for humans and animals. Ceapro has a broad range of expertise in natural product chemistry, microbiology, biochemistry, immunology and process engineering. These skills merge in the fields of active ingredients, biopharmaceuticals and drug-delivery solutions. For more information on Ceapro, please visit Ceapro’s website at www.ceapro.com.

Forward-Looking Statements

The information in this news release has been prepared as at March 28, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this press release, words such as “anticipate”, “assume”, “believe”, “continue”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “indicate”, “intend”, “likely”, “maintain”, “may”, “objective”, “outlook”, “plan”, “potential”, “project”, “seek”, “strategy”, “synergies”, “view”, “will”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words.

Forward-looking statements in this news release include, but are not limited to, statements and comments relating to: the ability of Aeterna and Ceapro to complete the Transaction on the terms described herein, or at all; the anticipated timeline for the completion of the Transaction; and receipt of regulatory and stock exchange approvals (including approval of the continued listing of Aeterna’s common shares on Nasdaq and the Toronto Stock Exchange).

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Aeterna and Ceapro as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Aeterna and Ceapro to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, with respect to, among other matters, the availability and timing of required stock exchange, regulatory and other approvals for the completion of the Transaction.

Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the ability to consummate the Transaction; the ability to obtain the satisfaction of the conditions to the consummation of the Transaction on the proposed terms in the time assumed; the ability to obtain necessary stock exchange, regulatory or other approvals in the time assumed; the ability to realize the anticipated benefits of the Transaction or to implement the business plan for the combined company, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; significant Transaction costs or unknown liabilities; directors and officers of Aeterna and Ceapro may have interests in the Transaction that may be different from those of Aeterna and Ceapro shareholders generally; the focus of both management’s time and attention on the Transaction may detract from other aspects of their respective businesses; the tax treatment of the Transaction may be subject to uncertainties; risks relating to the retention of key personnel during the interim period; the ability to realize synergies and cost savings at the times, and to the extent anticipated; the potential impact on research and development activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; Aeterna’s and Ceapro’s economic model and liquidity risks; technology risks; changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; legal or regulatory developments and changes; the impact of foreign exchange rates; pricing pressures; and local and global political and economic conditions.

Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including Aeterna’s and Ceapro’s respective management perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Aeterna and Ceapro consider these assumptions to be reasonable based on all currently available information but caution the reader that these assumptions regarding future events, many of which are beyond their control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Aeterna and Ceapro and their businesses.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. For a more detailed discussion of such risks and other factors that may affect Aeterna’s and Ceapro’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see Aeterna’s Annual Report on Form 20-F and MD&A filed under Aeterna’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and Ceapro’s MD&A filed under Ceapro’s profile on SEDAR+ at www.sedarplus.ca, as well as Aeterna’s and Ceapro’s other filings with the Canadian securities regulators and the Securities and Exchange Commission. Other than as required by law, Aeterna and Ceapro do not intend, and do not assume any obligation to, update these forward-looking statements.

Information Concerning the Registration Statement

Aeterna filed a Registration Statement on Form F-1 (including a prospectus) (File No. 333-277115) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2024 for the issuance of common share purchase warrants and common shares issuable upon exercise thereof in connection with the Transaction discussed in this communication, but it has not yet become effective. The common share purchase warrants and common shares issuable upon exercise thereof may not be sold nor may offers to buy them be accepted prior to the time the Registration Statement becomes effective. Before you invest in any Aeterna common shares, you should read the prospectus in the Registration Statement and the other documents incorporated by reference therein for more complete information about Aeterna, Ceapro, the Transaction and the common share purchase warrant offering.

You may get copies of the Registration Statement for free by visiting EDGAR on the SEC website at www.sec.gov or at SEDAR+ at www.sedarplus.ca. Alternatively, you may obtain copies of them by contacting Aeterna’s proxy solicitor at the details provided below.

Other than as noted above, none of the securities to be issued pursuant to or in connection with the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and such securities are anticipated to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and similar exemptions under applicable state securities laws.

No Offer or Solicitation

This news release and the information contained herein are not, and do not, constitute an offer to sell any securities or a solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, nor shall any securities of Aeterna be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions described herein or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense.

You should not construe the contents of this communication as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.

For Further Information

Aeterna Investor Contact:

Aeterna, Investor Relations

AZinfo@aezsinc.com

+1 843-900-3223

Aeterna Media Contact:

Joel Shaffer

FGS Longview

joel.shaffer@fgslongview.com

416-670-6468

Ceapro Contact:

Jenene Thomas

JTC Team, LLC

czo@jtcir.com

+1 (833) 475-8247